Exhibit 4.18

WOLSELEY CENTERS FRANCE

40 rue Pré Gaudry
69007 Lyon

Tel: +33 (0)4 78 69 81 69
Fax: +33 (0)4 78 72 90 19

Mr Jacques Régis Descours
3 rue Tête d'Or
69006 Lyon

Theale, 20 October 2003

Dear Sir,

Further to our recent discussions, we are writing to you now to confirm the terms of your employment with this company in the capacity of Director of Operations and Investments for Wolseley Group subsidiaries in France, commencing 1 November 2003.

Your role will be to advise and assist the different companies concerned within the Group, and you will act in accordance with the instructions given to you by the European Director of the Wolseley Group.

•	Your grade will be Senior Executive

•	You will work principally with the companies Brossette and Pinault Bois et Matériaux and their subsidiaries.

•	Your basic gross monthly pay will be fixed at €35 077.

•	You will be entitled to an additional month's salary paid at the end of the year.

•	You will also be entitled to a performance-based annual bonus based on the same terms as those set out in the letter dated 11 August 2003 sent to you by Mr Charles Banks, Director of Wolseley Group plc.

•	The amount of this bonus will be reduced by the amount of any sums you might have received, as appropriate, by way of statutory contributions and the profit-sharing scheme in force in the company.

•	Your previous length of service within the Brossette and Wolseley Group (i.e. since 1 June 1984) will be taken into account by the company in assessing your rights and guarantees.

•	The provisions of the Convention Collective Nationale du Commerce de Gros (national collective agreement for the wholesale trade) and the collective agreement governing Brossette personnel will remain applicable to you.

•	Your place of work will remain at 40, rue Pré Gaudry, Lyon 7.

•	You will be entitled to the use of a company car in order to carry out your role.

We can also confirm that this company offers the same retirement and benefits schemes as the Brossette company, and at the same rates; with regard to this, the remuneration taken into account, under the terms of the statutory supplementary retirement scheme which applies to Brossette executives whose employment commenced prior to 1 October 1986 and which therefore applies to you, will include only your fixed salary, i.e. €456 000 per annum as at today's date.

In general terms we guarantee that you will be entitled to take advantage of those benefits currently in existence for Brossette staff as well as those which might be granted by the Brossette company in the future.

Your contract includes a non-competition clause, in recognition of your role, the particular technical activities implemented in the French subsidiaries of the Wolseley Group and the highly competitive nature of the market in which these subsidiaries (Brossette and Pinault Bois et Matériaux) are operating.

In accordance with this non-competition clause, you undertake, for a period of one year with effect from the date your contract is terminated (whatever the reason for this may be), not to:

•	Incite or encourage anyone who is or has been employed by the company or a company within the Group, at any time during the twelve months immediately prior to the cessation of your employment under the terms of this letter and with whom you have had direct contact during the course of your employment with the company, to enter the service of any other person, business or company by whom you might be employed or with which you might be associated, if said employment demands that this person should provide evidence of particular skills or knowledge acquired during the course of the latter's employment with the company or a company within the Group;

•	With a view to entering into competition with the company or a company within the Group in France for the sale or provision of goods or services which are in nature identical or largely similar to the goods and services sold or provided by the company or a company within the Group during the twelve months immediately prior to the date your employment ceases, if you have been directly involved or associated with such sales or provision, or of which you have had personal knowledge during the twelve months prior to the date your employment ceases, to approach, canvass or contact or have approached, canvassed or contacted (or to attempt to do any of the actions above), any person, business, company or organization, which at any time during the twelve months immediately prior to the date your employment ceases, was a client of the company or of a company within the Group and with whom you had a business relationship during the twelve months prior to the cessation of your employment; or

•	With a view to entering into competition with the company or a company within the Group in France for the sale or provision of goods or services which are in nature identical or largely similar to the goods and services sold or provided by the company or a company within the Group during the twelve months immediately prior to the date your employment ceases, having been directly concerned by or involved in these sales or provision or having had personal knowledge of them during the twelve months immediately prior to the cessation of your employment, to negotiate or enter into any contract, or to attempt to do so, with any person, business, company or organization which at any time during the twelve months immediately prior to the date your employment ceases, was a client of the company or of a company within the Group and with whom you had a business relationship during the twelve months prior to the cessation of your employment.

Each of the undertakings contained in this clause must be treated as being distinct in itself, and on this basis each is individually enforceable.

None of the provisions in this clause would prevent you either from holding stocks and shares or other transferable securities (conferring in total a maximum of 5% of the voting rights which can be exercised at an annual general meeting of the company concerned) which are registered and traded on an accredited stock exchange, nor from having a holding in any unit-based investment trust, nor from holding shares (conferring in total a maximum of 5% of the voting rights which can be exercised at an annual general meeting of the company concerned) which are, as the case may be , traded in accordance with methods designated as "unlisted securities market" transactions.

If one of the restrictions contained in this clause were to be declared invalid or unenforceable by a court having jurisdiction in this matter, on the basis of it being deemed unreasonable when circumstances are taken into account, but which would be valid if part of the text were to be deleted, then in this case said restriction must be applied with whatever deletions prove to be necessary in order to render it valid and enforceable.

These restrictions are limited to the départements in which the establishment to which you have been assigned is located and to the adjacent départements, but apply across the whole of France with regard to large businesses with national coverage which are competitors within our sector of activity. The following are currently considered as large businesses with national coverage: businesses within the Groups Point P, Cédéo, Richardson, Descours et Cabaud, Comafranc and Martin-Belaysoud.

In return, the company Wolseley Centers France undertakes to pay you, throughout the period when the non-competition clause is in effect, a monthly indemnity equal to 30% of your average monthly salary over the last twelve months (average of fixed annual salary + bonus).

This sum will be reduced by half in the case of resignation.

If you do not abide by these undertakings, the monthly indemnity will cease to be payable by the company Wolseley Centers France.

In this case, you will moreover lay yourself open, due to infringement of this clause, to payment of a lump sum equal to the total remuneration you have received in the course of the twelve months preceding the termination of your contract, without prejudice to the right of the company Wolseley Centers France to have said infringement brought to an end by any means and to demand reparation for the entire loss sustained.

The company Wolseley Centers France also reserves the right to release you wholly or in part from the non-competition clause. In this case, the company Wolseley Centers France will notify you, in the two weeks following notification of the termination of your contract by either of the parties, of its decision not to apply the non-competition clause. In consequence of this, no indemnity in respect of the non-competition clause would be due.

This contract may be terminated by the company with 12 (twelve) months' written notice, unless there is gross negligence or misconduct on your part.

In the case of resignation you are obliged to give 6 (six) months' notice.

In the case of redundancy, you will be entitled to redundancy payments which cannot be less than one year's fixed remuneration + bonus.

For the sake of good order, we would ask you to return a copy of this letter to us, annotated with the words "Read and approved" followed by your signature.

Yours faithfully,

By: /s/ Mark White
Mark White
Company secretary, Wolseley Centers France

ON COPY LETTER

Read and approved

/s/ J R Descours